MAYFAIR HOMES CORPORATION
                          3633 Wheeler Road, Suite 140
                             Augusta Georgia 30909

                                  May 22, 1997

Richard K. Wulff
Chief, Office of Small Business
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                        Re: Mayfair Homes Corporation -
                            Registration Statement on Form 8-A
                            File No. 0-22045

Dear Mr. Wulff:

        On behalf of Mayfair Homes Corporation, I hereby apply for withdrawal of the above referenced Registration Statement. The grounds for making this application are that the firm which had committed to underwrite an initial public offering of the Company's Common Stock and Warrants which were to have been registered under the Securities Exchange Act of 1934 pursuant to the Registration Statement has withdrawn as underwriter, and the Company has been unable to find another firm to conduct the underwriting.

        The Company has decided that it is in its best interests to discontinue the proposed underwriting and, instead, to sell securities through its own officers in a transaction exempt from registration pursuant to Rule 504 under the Securities Act. We have been advised by our counsel that this will necessitate withdrawal of the Registration Statement, as the proposed exempt offering may not be made if the Company is subject to the reporting requirements of the Exchange Act.

        As we wish to commence the sale of shares in the Rule 504 offering as soon as possible, your prompt attention to this request will be most appreciated. If you should have any

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May 28, 1997

questions or require any further information concerning this matter, please contact our counsel, Paul H. DeCoster, Jackson & Nash LLP, 330 Madison Avenue, New York, New York 10017 (telephone number 212-370-8114 and fax number 212-370-8152).

                               Very truly yours,

                               MAYFAIR HOMES CORPORATION

                               By E. Samuel Evans, President